UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             PHASE III MEDICAL, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    71721N108
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                                 (CUSIP Number)

                                  Wayne Marasco
                              c/o Phase III Medical
                        330 South Service Road, Suite 120
                               Melville, NY 11747
                                  631-574-4955


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 2, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s.s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   71721N108
---------

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     1.     Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only):

                        Wayne A. Marasco Revocable Family Trust of 1995

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     2.     Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|                   Not
     (b) |_|                Applicable

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     3.     SEC Use Only

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     4.     Source of Funds (See Instructions): PF

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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e): |_|

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     6.     Citizenship or Place of Organization:   United States

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     Number of                 7.  Sole Voting Power:             1,250,000
                                   ---------------------------------------------
     Shares Beneficially       8.  Shared Voting Power:                   0
                                   ---------------------------------------------
     Owned by
     Each Reporting            9.  Sole Dispositive Power:        1,250,000
                                   ---------------------------------------------
     Person With               10. Shared Dispositive Power:              0
                                   ---------------------------------------------

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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,250,000
     12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):     |_|

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     13.    Percent of Class Represented by Amount in Row (11): 0.9%**

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     14.    Type of Reporting Person (See Instructions):  OO

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* Based upon information provided by the Company, as of June 2, 2006 there were issued and outstanding 145,046,364 shares of Common Stock.

Cusip No.   71721N108
---------

--------------------------------------------------------------------------------
     1.     Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only):

                                 Wayne Marasco

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     2.     Check the Appropriate Box if a Member of a Group (See Instructions):
     (a) |_|                   Not
     (b) |_|                Applicable

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     3.     SEC Use Only

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     4.     Source of Funds (See Instructions): N/A

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     5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e): |_|

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     6.     Citizenship or Place of Organization:   United States

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     Number of                 7.  Sole Voting Power:             4,961,713*
                                   ---------------------------------------------
     Shares Beneficially       8.  Shared Voting Power:                   0
                                   ---------------------------------------------
     Owned by
     Each Reporting            9.  Sole Dispositive Power:        4,961,713*
                                   ---------------------------------------------
     Person With               10. Shared Dispositive Power:              0
                                   ---------------------------------------------

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     11.    Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,961,713*
     12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):     |_|

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     13.    Percent of Class Represented by Amount in Row (11): 3.3%**

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     14.    Type of Reporting Person (See Instructions):  IN

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* Includes options to purchase 3,525,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Phase III Medical, Inc. (the "Company"), and excludes 1,000,000 options to purchase Common Stock, which options are not exercisable within sixty days of this Schedule 13D.

** Based upon information provided by the Company, as of June 2, 2006, there were issued and outstanding 141,646,364 shares of Common Stock.

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D filed August 4, 2005, as amended, with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of Phase III Medical, Inc. (the "Company").

Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------

     Item 3 of this Schedule 13D is amended by adding at the end thereof the following:

                  On June 2, 2006, Phase III Medical, Inc. (the "Company") entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain accredited investors listed therein. As a condition of the initial closing under the Securities Purchase Agreement, Dr. Marasco entered into a letter agreement with the Company pursuant to which he converted an aggregate of $52,215.39 of accrued salary into shares of Common Stock at a per share price of $0.044. After adjustments for applicable payroll and withholding taxes which were paid by the Company, the Company issued to Dr. Marasco 1,186,713 shares of Common Stock. In addition to the conversion of accrued salary, the letter agreement provides for the grant of options to purchase up to 1,000,000 shares of Common Stock under the Company's 2003 Equity Purchase Plan (the "2003 EPP") which become exercisable upon the Company achieving certain revenue milestones, and the acceleration of the vesting of all outstanding options and restricted shares held by Dr. Marasco.

Item 4.           Purpose of Transaction
                  ----------------------

                  The acquisition of the securities described in Item 3 by Dr. Marasco and the Trust is for investment purposes. Except as set forth above in
Item 3 of this Schedule 13D, neither Dr. Marasco or the Trust have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

                  Based on information provided by the Company, as of June 2, 2006, there were 145,046,364 shares of Common Stock outstanding. As of such date, Dr. Marasco beneficially owned 4,961,713 shares of Common Stock, or 3.3% of the outstanding shares of Common Stock. As of such date, the Trust owned 1,250,000 shares of Common Stock, or 0.9% of the outstanding shares of Common Stock, and as the trustee of the Trust, Dr. Marasco is deemed to be the beneficial owner such shares and has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by the Trust. As of June 2, 2006, Dr. Marasco was the beneficial owner of, in the aggregate, 6,211,713 shares of Common Stock, or 4.2% of the outstanding shares of Common Stock. Dr. Marasco has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares.

                  Except as described in Item 3 of this Schedule 13D, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Dr. Marasco or any person or entity controlled by the Trust or Dr. Marasco or any person or entity for which the Trust or Dr. Marasco possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Trust or Dr. Marasco or any person or entity controlled by the Trust or Dr. Marasco or any person or entity for which Dr. Marasco possesses voting control over the securities thereof.

                  No other person is known by the Trust or Dr. Marasco to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Dr. Marasco or the Trust.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  Except as otherwise disclosed in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Trust or Dr. Marasco and any other individual or entity.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

     Item 7 of the Schedule 13D is amended by adding the following at the end thereof:

Exhibit 2         Letter Agreement between Phase III Medical, Inc. and Wayne A.
                  Marasco effective as of June 2, 2006 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2006)

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2006

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                                           WAYNE A. MARASCO REVOCABLE
                                           FAMILY TRUST OF 1995


                                           /s/ Wayne A. Marasco
                                           -----------------------------------
                                           Wayne A. Marasco, Co-Trustee


                                           /s/ Wayne A. Marasco
                                           -----------------------------------
                                           Wayne A. Marasco

                                  EXHIBIT INDEX


Exhibit No.          Description
-----------          -----------

Exhibit 2            Letter Agreement between Phase III Medical, Inc. and Wayne
                     A. Marasco effective as of June 2, 2006 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2006)